Presented by: Steve Sanghi President & CEO Filed by Microchip Technology Incorporated Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Atmel Corporation Commission File No. 000-19032 Filing Date: January 21, 2016

Cautionary Statement: Statements about the expected timing, financial impact and effects of the proposed transaction, and other statements in this presentation that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from such forward looking statements. Such risks and uncertainties include the actual timing of the closing of the acquisition, the satisfaction of the conditions to closing in the acquisition agreement, any termination of the acquisition agreement, the effect of the acquisition on Microchip’s and Atmel’s existing relationships with customers, employees and vendors and on Microchip’s and Atmel’s respective operating results and businesses; general economic, industry or political conditions in the U.S. or internationally; and the risks described from time to time in SEC reports including filings on Forms 10-K, 10‑Q and 8-K. You can obtain copies of applicable Forms 10-K, 10-Q and 8-K and other relevant documents for free at Microchip’s website (www.microchip.com), at Atmel’s website (www.atmel.com) or the SEC's website (www.sec.gov) or from commercial document retrieval services. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made. We do not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date hereof. Additional Information and Where to Find It Microchip will file a Registration Statement on Form S-4 that will include a proxy statement of Atmel in connection with the acquisition transaction. Investors and security holders are urged to read such document when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of such document (when it becomes available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. Microchip, Atmel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Atmel in connection with the acquisition transaction. Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Microchip is also included in Microchip's proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2015. Additional information regarding the directors and executive officers of Atmel is also included in Atmel’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015. These documents are available free of charge at the SEC's web site at www.sec.gov and as described above.

Corporate Overview Leading provider of: High-performance, field-programmable RISC Microcontrollers and Digital Signal Controllers Mixed-Signal, Analog, Interface and Timing products Wired, wireless and RF connectivity products Non-volatile EEPROM and Flash Memory products Flash IP solutions ~ $2.2 Billion revenue run rate ~ 10,000 employees worldwide Headquartered near Phoenix in Chandler, AZ

Annual Net Sales Growth $ Million 101 consecutive quarters of profitability!

Worldwide Technical Support Centers Sydney Copenhagen Drunen Dublin Haan Karlsruhe London Madrid Milan Munich Padova Paris Pforzheim Tel Aviv Wels Atlanta Austin Boston Chicago Cleveland Dallas Detroit Kokomo Los Angeles New York Phoenix San Jose Toronto Melbourne Johannesburg Sao Paulo Bangalore Bangkok Beijing Chengdu Chongqing Hangzhou Hong Kong Hsinchu Kuala Lumpur New Delhi Penang Pune Kaohsiung Manila Nanjing Osaka Qingdao Seoul Daegu Shanghai Shenyang Shenzhen Singapore Taipei Tokyo Wuhan Xiamen Xian Zhuhai The only non-commissioned sales team in the semiconductor industry

Global Development Centers Lausanne, Switzerland Budapest, Hungary Bucharest, Romania Bangalore & Chennai, India Brisbane, Australia Shanghai, China Hsinchu, Taiwan Manila, Philippines Bangkok, Thailand Santa Clara & Los Angeles, California Chandler, Arizona Milwaukee, Wisconsin Norristown, Pennsylvania Hauppauge, New York Austin, Texas Karlsruhe, Germany Gothenburg, Sweden

Worldwide Manufacturing Bangkok, Thailand Test and Assembly Arizona, USA Corporate Headquarters and Fab 2 Oregon, USA Fab 4

Analog Yearly Revenue (k$)

Our Analog & Memory Enables Providing Complete Solutions RF Transmit/Receive IR Communications Power Drivers Motors Drivers Digital Peripherals - PWM - RTCC Encryption (Keeloq® ICs) Speech Co-Processing LED Drivers LCD Drivers Amplifiers Sensors Filters Serial SRAM A/D Microcontrollers D/A Precision Voltage Reference Bus Communication - CAN bus - USB Power Management - Regulators - Supervisory Power High Voltage I/Os Non-volatile Memory Digital Pot Transceivers - RS232/485 - CAN bus - USB Piezoelectric Horn Drivers Smoke Detector ICs

Incremental Growth Through Acquisitions

Expanding Microchip Solutions Through Acquisitions


HI-TECH SOFTWARE
Development Tools
Compiler
Hampshire
Touch Screen
Controllers
zero G
Low-Power
Embedded
Wi-Fi®
ADVANCED SILICON
Motor Drive
Products
ROVING NETWORKS
Bluetooth® &
Embedded Wi-Fi®
LSS
High-Speed
ADCs
Supertex inc.
High-Voltage Analog &
Mixed-Signal Products
Novocell SEMICONDUCTOR
Non-volatile
Memory IP
MICREL
Analog & mixed-signal,
timing, power
management
2008
2009
2010
2011
2012
2013
2014
2015
R&E International
Security & Life
Safety ASICs
SST
High-Density
Flash & IP
MM
Assembly &
Test Capacity
Expansion
iDENT
3D Gesture Capture
& Proximity Detect
SMSC
SUCCESS BY DESIGN
MOST®, USB &
Ethernet Wireless
Audio PC Controllers
EqcoLogic
Equalizer &
Coaxial
Transceiver
Products
Bluetooth®
Low Energy
ISSC
ISSC Technologies Corp.

11

Net Sales Growth by CY 09-15 $ Million

6 Yr CAGR Comparison of Net Sales Microchip Technology (Total) Microchip Technology (Organic) Analog Devices Linear Technology Semiconductor Industry * Silicon Labs Maxim Freescale Texas Instruments 17.3% 8.3% 8.1% 8.1% 6.7% 6.4% 5.1% 4.1% 3.8%

Non GAAP Financial Measures: We are using non-GAAP net sales and non-GAAP diluted earnings per share which exclude the items noted below, as applicable, to permit additional analysis of our performance. Our non-GAAP adjustments, where applicable, include the effect of share-based compensation, expenses related to our acquisition activities (including intangible asset amortization, inventory valuation costs, severance costs, and legal and other general and administrative expenses associated with acquisitions), GAAP non recognition of revenue for inventory in the distribution channel at the acquisition dates for our acquisitions, non-cash interest expense on our convertible debentures, the related income tax implications of these items and non-recurring tax events. We believe that our disclosure of non-GAAP net sales provides investors with useful information regarding the actual end market demand for our products.   Management believes these non-GAAP measures are useful to investors because they enhance the understanding of our historical financial performance and comparability between periods. Many of our investors have requested that we disclose this non-GAAP information because they believe it is useful in understanding our performance as it excludes non-cash and other charges that many investors feel may obscure our underlying operating results. Management uses these non-GAAP measures to manage and assess the profitability of our business. Specifically, we do not consider such items when developing and monitoring our budgets and spending. Our determination of the above non-GAAP measures might not be the same as similarly titled measures used by other companies, and it should not be construed as a substitute for amounts determined in accordance with GAAP. There are limitations associated with using non-GAAP measures, including that they exclude financial information that some may consider important in evaluating our performance. Management compensates for this by presenting information on both a GAAP and non-GAAP basis for investors and providing reconciliations of the GAAP and non-GAAP results. A reconciliation of Microchip’s GAAP to non-GAAP revenue and diluted earnings per share can be found on Microchip’s website at www.microchip.com Explanation of Organic Revenue, non-GAAP Earnings Per Share and Calendar Year (CY) 2015 Revenue: For purposes of separating organic revenue and earnings from revenue and earnings from acquisitions, Microchip takes the first full quarter of revenue and earnings from an acquired company following the date of acquisition as its baseline revenue and earnings. Any increases or decreases in revenue and earnings after the first full quarter are included as organic revenue and earnings. CY 2015 revenue is based on publicly available information and assumes that Microchip and the companies listed on slide 3 achieve revenue at the midpoint of their guidance for the December 2015 quarter. Note that the revenue information for Analog Devices is presented based on their 12 month period ending in January 2016. Semiconductor Industry revenue CAGR: The information presented on slide 3 for the semiconductor industry CAGR is from www.semiconductor.org and includes an assumed fourth quarter of calendar 2015 quarterly sequential revenue decline of 4%. Explanation Notes

Our Vision: Be The Very Best Embedded Control Solutions Company Ever

Mission Microchip is a leading supplier of field-programmable embedded control solutions by delivering the popular PIC® microcontrollers, a broad spectrum of innovative analog and mixed-signal products, wired and wireless connectivity products, related non-volatile memory products and Flash-IP solutions. In order to contribute to the ongoing success of our customers, shareholders and employees, our mission is to focus resources on high value, high quality products and services and to continuously improve all aspects of our business, providing an industry leading return on investment.

Guiding Values Quality comes first Customers are our focus Continuous improvement is essential Employees are our greatest strength Products and technology are our foundation Total cycle times are optimized Safety is never compromised Profits and growth provide for everything we do Communication is vital Suppliers, representatives and distributors are our partners Professional ethics are practiced Values are not what we say – they are what we practice

Average % of Time MCHP Practices the Guiding Values: MCHP Classic Excluding Thailand Values (Goal: 80%) 2015 Mean 2014 Mean 2013 Mean Quality Comes First 85.2% 86.7% 86.0% Customers Are Our Focus 88.6% 89.5% 89.4% Continuous Improvement Is Essential 84.8% 86.1% 85.7% Employees Are Our Greatest Strength 78.2% 80.0% 79.7% Products And Technology Are Our Foundation 85.3% 87.2% 86.2% Total Cycle Times Are Optimized 82.1% 83.1% 83.0% Safety Is Never Compromised 90.9% 91.0% 90.6% Profits And Growth Provide For Everything We Do 89.0% 89.7% 89.7% Communication Is Vital 84.1% 85.5% 84.7% Suppliers And Distributors Are Our Partners 87.6% 87.7% 86.8% Professional Ethics Are Practiced 87.0% 87.5% 87.2%

Values (Goal: 90%) 2015 Mode 2014 Mode 2013 Mode Quality Comes First 100% 100% 90% Customers Are Our Focus 100% 100% 100% Continuous Improvement Is Essential 100% 100% 100% Employees Are Our Greatest Strength 100% 100% 100% Products And Technology Are Our Foundation 100% 100% 100% Total Cycle Times Are Competitive 90% 90% 90% Safety Is Never Compromised 100% 100% 100% Profits And Growth Provide For Everything We Do 100% 100% 100% Communication Is Vital 100% 100% 100% Suppliers And Distributors Are Our Partners 100% 100% 90% Professional Ethics Are Practiced 100% 100% 100% Mode % of Time MCHP Practices the Guiding Values: Employee Population* *Excluding Thailand

Job Satisfaction Rated by Employee Population* *Excluding Thailand

Strategically Compelling Two companies are a strong strategic fit aligned with vision and strategy Creates a Microcontroller powerhouse with #3 market share position worldwide Creates a market leader in IoT by combining strong IoT solutions in MCU and wireless including WiFi, Bluetooth, BLE and other RF protocols Expands joint portfolio of Automotive, Touch, Memory and Security solutions Allows Microchip’s Analog products to be added to more MCU solutions together Adds operational and customer scale in a consolidating industry Adds two strong patent portfolios together. Microchip- 3,277, Atmel – 2,400 patents

Highly Profitable Financial Model * * In millions, except percentages. All figures are non-GAAP and are based on preliminary results for the December 31, 2015 quarter contained in Microchip’s press release dated January 19, 2016 and Atmel’s press release dated January 13, 2016.  Revenue and operating income dollars are based on preliminary December 2015 quarter results which were annualized by multiplying the December quarter numbers by four. Microchip Atmel Microchip + Atmel Long Term Model Revenue ($M) $2,208 $1,046 $3,254 Gross Margin (%) 57.9% 47.5% 54.6% 59% R&D (%) 16.2% 19.5% 17.3% 14.5% SG&A (%) 12.3% 18.4% 14.3% 11.5% Op Income ($M) $649 $100 $750 Op Income (%) 29.4% 9.6% 23.0% 33%

Two opposing teams

Next Steps Microchip and Atmel executives will work towards completing the acquisition expeditiously. We expect to close transaction in mid CQ2, 2016. We will form an integration team consisting of employees from both companies who will outline the integration strategy in areas of IT, HR, Finance, legal, operations, product lines and sales.

Stock Options Unless you exercise your vested stock option prior to the effective time, your vested stock options will be “net exercised” immediately prior to the effective time and then receive merger consideration. Your unvested stock options will be accelerated and vested and then treated as vested stock options as above.

Restricted Stock Units Your RSUs will be assumed by Microchip under the same terms and vesting schedule as you have today with Atmel. Number of RSUs you will receive = Current # of RSUs x $8.15/Average Microchip closing price Average Microchip closing price: Microchip’s avg. closing stock price for the ten trading days ending on the last trading day immediately prior to the Effective Time.

ESPP Atmel’s ESPP will be terminated. We will develop a schedule for employees to join Microchip’s ESPP. Microchip’s U.S. ESPP plan has a two years look back period and a 15% discount. Our international ESPP plan has a 6 months look back period and has a 15% discount.

401K Atmel’s 401K plan will be frozen. The employees can enroll into Microchip’s 401K plan. Microchip’s 401K plan has a match contribution by Microchip. Match is quarterly and is discretionary based on business results. Target match is 50% of the first 4% of basic contributions. Atmel’s 401K plan will undergo a typical IRS audit. Once approved, you will have the option to distribute or roll your monies into an IRA or Microchip 401(k) Plan.

Microchip Community Awards 2011-2015 Microchip Technology has been selected as one of Arizona's "100 Best" Companies! 2010-2015 Microchip named Phoenix Business Journal’s “Best Place to Work “ for fifth straight year 2012 -2015 Bay Area News “Top Workplaces Program “ for fourth straight year - Best Companies New York - First time honor 2016 Microchip selected as “India’s Best Companies to work for” 2012 2011-2015- Microchip again wins Alfred P. Sloan Award for workplace flexibility for fifth consecutive year, company receives national recognition for business practices

Microchip Training Awards Criteria Strategic application of training to drive business objectives Robust, formal training program Training budget, resources and tuition reimbursement Hours of training per employee Top 125 in 2012 (Rank # 116) Top 125 in 2013 (Rank #124) Top 125 in 2014 (Rank #107) Top 125 in 2015 (Rank #100) Top 125 in 2016 (TBA)

Best Employers in Thailand 2009

Microchip Thailand Awards Cont’d 2015 ER Award. Outstanding Employee Labor and Welfare from Ministry of Labor nationally. 2015 Thailand Outstanding Cooperative Education Award. 2015 Outstanding Thailand Wellness Program Award by Ministry of Public Health. 2015 CSR–DIW AWARD Corporate Social Responsibility Department Of Industrial Works. 2015 National safety award from ministry of labor 2015 ECO Industry Award from The Industrial Environment Institute 2015 Zero Waste to landfill Award from Department of Industrial Works

Source: Driving Excellence John Wiley and Sons, April 2006

Microchip Summary Leading provider of embedded control solutions Leadership position shaped by our vision, unique culture and guiding values Dedicated to the success of our customers, investors and employees Excited to have Atmel employees join the team!

Thank You!